Exhibit 4.31

English Summary

of

Supplemental Agreement

to

the IT Services Framework Agreement

Between

China Telecom Corporation Limited

and

China Telecommunications Corporation

China Telecom Corporation Limited (“Party A”) and China Telecommunications Corporation (“Party B”) entered into the IT Services Framework Agreement on August 30, 2006.

Party A and Party B entered into the Supplemental Agreement to the IT Services Framework Agreement (the “Supplemental Agreement”) on December 15, 2008 to amend certain articles of the IT Services Framework Agreement in order to enable the provision of cross-provincial information technology services between Party A and/or its associates, as one party, and Party B and/or its associates, as the other party.

The key terms and conditions of the Supplemental Agreement are as follows:

1.	The “Recital” of the IT Services Framework Agreement shall be amended as follows:

In order to establish a reasonable structure and enhance the regular management for related party transactions, on the basis of equity and reasonableness and upon friendly negotiation, both parties (including each party’s branches, subsidiaries and other controlled units, with the same applicable hereinafter) have reached this Agreement to provide IT Services to each other. Under this Agreement, the IT services provider is referred to as “the Services Provider”, and the receiver of the IT services is referred to as “the Services Receiver”.

2.	“Party A” and “Party B” referred to in Articles 1, 4 and 5 of the IT Services Framework Agreement, including the heading of Article 5, shall be amended as “the Service Receiver” and “the Service Provider”, respectively.

3.	Article 2 “Basic Contents of IT Services” of the IT Services Framework Agreement shall be amended as follows: “The IT Services provided by the Services Provider to the Services Receiver under this Agreement include office automation, software testing, network upgrade, research and development of new businesses, and development and upgrade of supporting systems, etc.

In order to avoid any doubt, the following sentence shall be deleted from the original Article 2.1 of the IT Services Framework Agreement: “Unless otherwise provided for by any agreements of both parties, the branches, subsidiaries and other controlled units of Party A and Party B shall be within the same administrative region at the provincial level under this Agreement”.

4.	The formation, validity, performance and interpretation of the Supplemental Agreement and any relevant dispute resolutions must be governed by the PRC laws.

5.	Any dispute arising between both parties concerning the validity, interpretation or performance of the Supplemental Agreement shall firstly be resolved through friendly negotiation. In case no settlement can be reached through friendly negotiation within thirty (30) days upon the date when such dispute arises, either party may initiate proceedings in a competent people’s court in the place where Party B is domiciled.

6.	The Supplemental Agreement shall become effective on January 1, 2009.

7.	If there is any conflict between the IT Services Framework Agreement and the Supplemental Agreement after the Supplemental Agreement becomes effective, this Supplemental Agreement shall prevail.

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